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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Earnings Before Fixed charges:
Earnings from continuing operations before non-controlling interest or tax	$(24,708)	$(75,695)	$(61,361)
Capitalized interest	(128)	(1,076)	(2,655)
Depreciation of capitalized interest	745	738	684
Non-controlling interest	(19)	(60)	(311)

Total earnings before fixed charges	$(24,110)	$(76,093)	$(63,643)

Fixed charges:
Interest expense includes discontinued operations	$87,035	125,903	102,675
Capitalized interest includes discontinued operations	128	1,076	2,655

Total fixed charges	$87,163	$126,979	$105,330

Total earnings & fixed charges	$63,053	$50,886	$41,687

Ratio of earnings to fixed charges	0.72	0.40	0.40
Deficiency	$(24,110)	$(76,093)	$(63,643)

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  EXHIBIT 12.1